

February 24, 2011

Ms. Laura L. Fournier
Chief Financial Officer
Compuware Corporation
One Campus Martius
Detroit, MI 48226-5099

> **Re:** **Compuware Corporation**
> **Form 10-K for the Fiscal Year Ended March 31, 2010**
> **Filed May 27, 2010**
> **File No. 000-20900**

Dear Ms. Fournier:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief